Exhibit (a)(5)(B)

TPC Group Announces Commencement of Dutch Auction Tender Offer

to Repurchase for Cash up to $130 Million in Common Stock

Houston, Texas. November 8, 2010. TPC Group Inc. (Nasdaq: TPCG) today announced that it has commenced a modified “Dutch auction” tender offer to repurchase for cash shares of its common stock at a purchase price of not less than $24.50 nor greater than $27.50 per share. The Company will purchase shares having an aggregate purchase price of no more than $130 million.

Pursuant to the tender offer, Company stockholders may tender all or a portion of their shares (1) at a price per share of not less than $24.50 and not more than $27.50 or (2) without specifying a purchase price, in which case their shares will be purchased at the purchase price determined in accordance with the modified Dutch auction process. When the tender offer expires, the Company will select the lowest price within the range of prices specified above (the “purchase price”) enabling the Company to purchase no more than $130 million in common stock. Stockholders will receive the purchase price in cash, without interest, for shares tendered at prices equal to or less than the purchase price, subject to the conditions of the tender offer, including the provisions relating to proration, “odd lot” priority and conditional tenders in the event that the aggregate cost to purchase all of the shares tendered at or below the purchase price exceeds $130 million. These provisions are described in the Company’s Offer to Purchase, dated November 8, 2010, relating to the tender offer that will be distributed to stockholders. All shares purchased by the Company will be purchased at the same price. All shares tendered at prices higher than the purchase price will not be purchased and will be promptly returned to stockholders.

The Company will fund any purchase of shares pursuant to the tender offer, including the related fees and expenses, from cash on hand, including cash to be received from an intercompany distribution funded by TPC Group LLC’s senior secured notes and revolving credit facility. The tender offer will not be conditioned upon any minimum number of shares being tendered; however, the tender offer will be subject to a number of other terms and conditions specified in the Offer to Purchase that is being distributed to stockholders. The tender offer will expire at 5:00 p.m., New York City time, on December 8, 2010, unless extended or withdrawn by the Company. Tenders of shares must be made on or prior to the expiration of the tender offer and may be withdrawn at any time on or prior to the expiration of the tender offer. Georgeson Inc. will serve as information agent for the tender offer. The dealer manager for the tender offer is Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Questions and requests for assistance may be directed to the information agent at (888) 206-5970 (toll free) or the dealer manager at (888) 803-9655 (toll free). Requests for additional copies of documents should be addressed to the information agent.

Although the Company’s Board of Directors has authorized the tender offer, it has not, nor has the Company, the dealer manager, the information agent or the depositary made, or is making, any recommendation to stockholders as to whether to tender or refrain from tendering their shares or as to the price or prices at which stockholders may choose to tender their shares. Stockholders must make their own decisions as to whether to tender shares and, if so, how many shares to tender and the price or prices at which stockholders will tender them. In doing so, stockholders should read carefully the information in, or incorporated by reference in, the Offer to Purchase and in the Letter of Transmittal, including the purposes and effects of the tender offer. Stockholders are urged to discuss their decisions with their own tax advisors, financial advisors and/or brokers.

Certain of our directors and executive officers have advised us that, depending on market and other factors, they or their affiliate(s) may tender shares in the tender offer.

News Release for Informational Purposes Only

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock. The tender offer is being made solely by the Offer to Purchase and the related Letter of Transmittal. Stockholders and investors are urged to read the Company’s tender offer statement on Schedule TO filed with the Securities and Exchange Commission in connection with the tender offer, which includes as exhibits, the Offer to Purchase and the related Letter of Transmittal, as well as any amendments or supplements to the statement when they become available, because they contain important information. Each of these documents has been or will be filed with the Securities and Exchange Commission, and investors may obtain them for free from the Securities and Exchange Commission at its website (www.sec.gov) or from Georgeson Inc., the information agent for the tender offer.

About TPC Group

TPC Group Inc. is a leading producer of value-added products derived from niche petrochemical raw materials such as C4 hydrocarbons. The Company sells its products into a wide range of performance, specialty and intermediate markets, including synthetic rubber, fuels, lubricant additives, plastics and surfactants. Headquartered in Houston, Texas, and with an operating history of over 68 years, the Company has manufacturing facilities in the industrial corridor adjacent to the Houston Ship Channel, Port Neches and Baytown, Texas and operates a product terminal in Lake Charles, Louisiana. For more information, visit the Company’s website at http://www.tpcgrp.com.

Information on Forward Looking Statements

Certain statements in this news release are “forward-looking statements.” These statements include assumptions, expectations, predictions, intentions or beliefs about future events, including the completion of the offer. Although TPC Group believes that such statements are based on reasonable assumptions, no assurance can be given that such statements will prove to have been correct. A number of factors could cause actual results to vary materially from those expressed or implied in any forward-looking statements. More information about the risks and uncertainties relating to TPC Group and the forward-looking statements are found in the Company’s SEC filings, including its Annual Report on Form 10-K for the fiscal year ended June 30, 2010, which is available free of charge on the SEC’s web site at http://www.sec.gov. TPC Group expressly disclaims any obligation to update any forward-looking statements contained in this news release to reflect events or circumstances that may arise after the date of this release, except as otherwise required by applicable law.

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